Exhibit 99.6

Ready to Boost Employee Engagement? Join NICE’s Upcoming Webinar Series and
 Learn How to Leverage your Employee Program to Create Perfect Customer
 Experiences

Paramus, New Jersey, April 8, 2015 – NICE Systems (NASDAQ: NICE) is helping organizations engage employees to create perfect customer experiences. During an upcoming webinar series beginning April 16th, NICE experts, partners, and customers will demonstrate how companies can empower employees with the appropriate information and tools to optimize their performance and positively impact their interactions with customers at every step of the interaction.

“Your agents are one of the key ingredients to creating perfect customer experiences,” said Omri Hayner, General Manager, NICE Workforce Optimization line of business. “By understanding how to implement a successful employee engagement program, companies will gain valuable insights into how to improve customer service, boost loyalty, and increase revenues.”

The webinars will center on Workforce Management, Interaction Analytics, Back Office Optimization and Performance Management.

For more information and to register, click here, or visit http://info.nice.com/Q2_Webinar-Series-Announcement_PR.html

April 16	RDI Unlocks the Secret to Better Scheduling	Amy Hill, RDI
April 23	Creating Perfect Experiences by Combining Speech and Desktop Analytics	Jason Gingell, NICE
April 30	Marathon Partners Demystifies Process Improvements for Employees Performance	Sean Tyler, Marathon Partners Consulting
May 7	Waste Management Coaches Employees to Deliver the Perfect Customer Experience	Robert Davila, Waste Management
May 14	The Future of WFM Making Perfect Customer Experiences: To the Cloud and Beyond	Tracey Huff and Jason Early, NICE
May 21	Money Management International Converts Callers into Clients with NICE Analytics	Nicholas Nardi, Money Management International
May 28	Panel discussion: Engage Employees with Gamification	Home Shopping Network, Erika Blaney, Bunchball, and Jade Kahn, NICE
June 11	Back Office Challenges and Best Practices for Insurance Claims	David Taliancich, NICE
June 18	Transform Customer Complaints into Competitive Advantage	Ketan Parekh, Price Waterhouse Coopers

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hayner, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.